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                                   FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                        Commission File Number: 1-9637


                          Lillian Vernon Corporation
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            (Exact name of registrant as specified in its charter)

             One Theall Road, Rye, New York 10580, (914) 925-1200
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Common Stock, $.01 par value
                       Preferred Stock Purchase Rights
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           (Title of each class of securities covered by this Form)

                                     N/A
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        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    [X]      Rule 12h-3(b)(1)(i)     [X]
Rule 12g-4(a)(1)(ii)   [ ]      Rule 12h-3(b)(1)(ii)    [ ]
Rule 12g-4(a)(2)(i)    [ ]      Rule 12h-3(b)(2)(i)     [ ]
Rule 12g-4(a)(2)(ii)   [ ]      Rule 12h-3(b)(2)(ii)    [ ]
                                Rule 15d-6              [ ]

Approximate number of holders of record as of the certification or notice date: 2
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Pursuant to the requirements of the Securities Exchange Act of 1934 Lillian
Vernon Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 2, 2003               By:/s/ Richard Randall
     --------------                 -------------------------------------------
                                    Name:  Richard Randall
                                    Title: Executive Vice President and
                                           Chief Operating Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing this form shall be typed or printed under the signature.


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